Atna Announces Preliminary Results from Jarbidge

Vancouver, B.C. (January 10, 2007). Atna Resources Ltd. (ATN:TSX) is pleased to announce exploration and drilling results from the Jarbidge property, Elko County, Nevada. High grade exploration and surface sample results aided in identifying new drill targets. Drilling intersected quartz adularia epithermal veins and extensive high level argillic alteration. About 20% of the planned drill program was completed before shutting down for winter. Drilling will resume in the 2nd quarter.

Exploration Highlights

Detailed structural mapping and vein sampling continued at Jarbidge during the past season with encouraging results. The work continued to outline new drill targets and yielded significant geochemical results which will require follow-up drilling in the spring. Two hundred and sixty five rock chip samples from various areas on the property were collected during the season. Forty two samples were highly anomalous, with assays equal to or greater than 0.03 oz/t gold (1 g/t Au), including twelve samples greater than 0.25 oz/ton gold (8.6 g/t Au), and eight samples greater than 0.5 oz/ton gold (17.1 g/t Au). Several of the existing target areas extended along strike of the veins and new prospective targets were identified.

The following tables list some of the best surface results from this season’s work program.

Surface Outcrop and Float Sampling (>0.25 oz/ton Au)
Sample ID	AREA	Type	Au opt (g/t)	Ag opt (g/t)
X-7	Bluster	Outcrop	2.05 (70.2)	15.83 (542.8)
JAR-JW-101	Northstar	Float	1.09 (34.4)	2.91 (100.0)
X-59	Bluster	Float	0.81 (27.6)	1.58 (54.5)
X-26	Bluster	Outcrop	0.34 (11.5)	0.70 (24.3)
X-78	Bluster	Float	0.31 (10.7)	0.28 (9.6)
X-23	Bluster	Outcrop	0.29 (10.0)	1.06 (36.6)

Dump Sampling (>0.50 oz/ton Au)
Sample ID	AREA	Type	Au opt (g/t)	Ag opt (g/t)
LH-9	Longhike	Dump	3.37(115.4)	2.91 (100.0)
JAR-JW-110	Buckeye	Dump	2.29 (78.4)	86.93 (2980.7)
LH-7	Longhike	Dump	1.23(42.1)	2.91 (100.0)
JAR-JW-102	Northstar	Adit	0.77 (26.3)	0.68 (23.5)
JAR-JW-103	Northstar	Adit	0.58 (19.8)	2.91 (100.0)

Diamond Drill Core Results

Drill permits were granted late in the season, resulting in the completion of only a portion of the planned program before terminating due to winter weather. A total of 2,260 feet in five holes were completed out of a planned 10,500 foot program. The drilling intersected numerous silicified structures and veins but no significant gold values (silver assays are still pending). Pervasive, intense argillic alteration intersected in the Longhike area suggests potential for precious metals to occur several hundred feet below. A complete list of exploration and drilling results will be posted on our website, www.atna.com upon receipt of the silver assays.

The first five drill holes ranged in depth from 190 feet to 625 feet. Three target areas were tested from one drill setup at each target. All drill holes intersected classic epithermal textured veins within strong fault structures showing potential for the system to host new high grade gold and silver mineralization similar to that historically mined in the district. Follow-up on the three targets drilled this year and several other high priority targets will resume as soon as snow conditions permit access in the spring. Atna’s President and CEO David Watkins states, “We are excited by the style of mineralization and optimistic about the numerous targets and exploration potential on the property. With the permits in place for 2007, Atna will complete drilling at previously laid out targets and will follow-up on the structures intersected during last season’s work.”

Jarbidge is a historic gold mining district where over 350,000 ounces of gold and 1.2 million ounces of silver were produced prior to 1937. Gold and silver mineralization is hosted by Tertiary rhyolitic volcanoclastics and lavas associated with the Jarbidge volcanic center. Mineralization may be characterized as a low-sulfidation, epithermal bonanza vein system with similarities to the Ken Snyder Mine in the Midas District, Elko County, Nevada (operated by Newmont Mining). Atna has targeted the quartz-adularia vein and vein systems that were prospected and/or developed early in the last century that have received no modern exploration effort until this point. Atna’s mapping, sampling and historic data compilation has identified over 55,000 linear feet of veins and/or altered fault zones representing drill target areas.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyses were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance. ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations & Geologist or Deanna McDonald, Corporate Development. Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: kjohnston@atna.com or dmcdonald@atna.com

Forward-Looking Statements

Except for the statements of historical fact that may be contained herein, this news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company’s current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.